U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-17F-2

CERTIFICATE OF ACCOUNTING OF SECURITIES AND SIMILAR INVESTMENTS IN THE

CUSTODY OF MANAGEMENT INVESTMENT COMPANIES

PURSUANT TO RULE N-17F-2

1. Investment Company Act File Number:			Date Examination completed:
811 -01700			July 23, 2012

2. State Identification Number:

AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO

3. Exact name of investment company as specified in registration statement:

Franklin Gold and Precious Metals Fund

4. Address of principal executive office: (number, street, city, state, zip code)
One Franklin Parkway, San Mateo, CA 94403

[PWC LOGO]

Report of Independent Registered Public Accounting Firm

To the Board of Trustees of

Franklin Templeton Limited Duration Income Trust
Templeton Global Investment Trust
Franklin Real Estate Securities Trust
Franklin Strategic Series
Franklin High Income Trust
Franklin Money Fund
Franklin Templeton Money Fund Trust
Institutional Fiduciary Trust
Franklin Global Trust
Franklin Gold and Precious Metals Fund
Franklin Universal Trust
Templeton China World Fund
Templeton Emerging Markets Fund
Templeton Emerging Markets Income Fund
Templeton Global Income Fund
Templeton Income Trust
Franklin Custodian Funds
Franklin Strategic Mortgage Portfolio
Franklin Investors Securities Trust
Franklin Templeton Global Trust
Franklin Templeton International Trust
Franklin Value Investors Trust
Templeton Developing Markets Trust
Franklin Templeton Fund Allocator Series
Franklin Templeton Variable Insurance Products Trust
Templeton Institutional Funds

and the Board of Directors of

Templeton Russia and East European Fund, Inc.
Templeton Dragon Fund, Inc.

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, NY 10017

T: (646) 471 3000, F: (646) 471 8320, www.pwc.com/us

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that the funds (see Attachment I), (hereafter referred to as the “Funds”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of May 31, 2012.  Management is responsible for the Funds' compliance with those requirements.  Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances.  Included among our procedures were the following tests performed as of May 31, 2012 and with respect to agreement of security purchases and sales, for the periods indicated in Attachment I:

  Without prior notice to management, confirmation of all securities held by Franklin Templeton Investors Services, Inc., transfer agent, as they pertain to the security positions owned by the Funds and held in book entry form.
  Reconciliation of such security positions to the books and records of the Funds.
  Agreement of 100 security purchases and 100 security sales, since our last report, from the books and records of the Funds to the records of the transfer agent.

We believe that our examination provides a reasonable basis for our opinion.  Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2012 with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of, management, the Board of Trustees and Board of Directors and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/PRICEWATERHOUSECOOPERS, LLP

PricewaterhouseCoopers, LLP

July 23, 2012

Management Statement Regarding Compliance With Certain

Provisions of the Investment Company Act of 1940

We, as members of management of the Franklin Templeton Funds indicated in Attachment I (the “Funds”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940.  We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements.  We have performed an evaluation of the Funds’ compliance with the requirements of subsection (b) of Rule 17f-2, as interpreted in Franklin Investors Securities Trust SEC No-Action Letter (publicly available September 24, 1992), and subsection (c) of Rule 17f-2 of the Investment Company Act of 1940, as of May 31, 2012, and for the periods indicated in Attachment I.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsection (b) of Rule 17f-2, as interpreted in Franklin Investors Securities Trust SEC No-Action Letter (publicly available September 24, 1992), and subsection (c) of Rule 17f-2 of the Investment Company Act of 1940, as of May 31, 2012, and for the periods indicated in Attachment I, with respect to securities reflected in the investment accounts of the Funds.

By:

/s/GASTON GARDEY

Gaston Gardey

Chief Financial Officer and Chief Accounting Officer

Franklin Funds Board

Date July 23, 2012

/s/MARK H. OTANI

Mark H. Otani

Chief Financial Officer and Chief Accounting Officer

Templeton Funds Board

Date July 23, 2012

/s/MATTHEW T. HINKLE

Matthew T. Hinkle

Chief Financial Officer and Chief Accounting Officer

Franklin New Jersey Funds Board

Date July 23, 2012

/s/LAURA F. FERGERSON

Laura F. Fergerson

Chief Executive Officer - Finance and Administration

Date July 23, 2012

Attachment I

Fund	Period

Franklin Templeton Limited Duration Income Trust	January 1, 2012 - May 31, 2012

Templeton Global Investment Trust:
Templeton BRIC Fund	January 1, 2012 - May 31, 2012
Templeton Emerging Markets Balanced Fund	October 3, 2011 - May 31, 2012
Templeton Emerging Markets Small Cap Fund	January 1, 2012 - May 31, 2012
Templeton Frontier Markets Fund	January 1, 2012 - May 31, 2012
Templeton Global Balanced Fund	January 1, 2012 - May 31, 2012

Templeton Russia and East European Fund, Inc.	January 1, 2012 - May 31, 2012

Franklin Real Estate Securities Trust:
Franklin Real Estate Securities Fund	January 1, 2012 - May 31, 2012

Franklin Strategic Series:
Franklin Biotechnology Discovery Fund	January 1, 2012 - May 31, 2012
Franklin Flex Cap Growth Fund	January 1, 2012 - May 31, 2012
Franklin Focused Core Equity Fund	January 1, 2012 - May 31, 2012
Franklin Growth Opportunities Fund	January 1, 2012 - May 31, 2012
Franklin Natural Resources Fund	January 1, 2012 - May 31, 2012
Franklin Small Cap Growth Fund	January 1, 2012 - May 31, 2012
Franklin Small-Mid Cap Growth Fund	January 1, 2012 - May 31, 2012
Franklin Strategic Income Fund	January 1, 2012 - May 31, 2012

Franklin High Income Trust:
Franklin High Income Fund	January 1, 2012 - May 31, 2012

Franklin Money Fund	January 1, 2012 - May 31, 2012

Franklin Templeton Money Fund Trust:
Franklin Templeton Money Fund	January 1, 2012 - May 31, 2012

Institutional Fiduciary Trust:
Money Market Portfolio	January 1, 2012 - May 31, 2012

Franklin Global Trust:
Franklin International Growth Fund	January 1, 2012 - May 31, 2012
Franklin Large Cap Equity Fund	January 1, 2012 - May 31, 2012
Franklin Templeton Emerging Market Debt Opportunities Fund	January 1, 2012 - May 31, 2012

Franklin Gold and Precious Metals Fund	January 1, 2012 - May 31, 2012

Franklin Universal Trust	January 1, 2012 - May 31, 2012

Templeton China World Fund	January 1, 2012 - May 31, 2012

Templeton Emerging Markets Fund	January 1, 2012 - May 31, 2012

Templeton Emerging Markets Income Fund	January 1, 2012 - May 31, 2012

Templeton Global Income Fund	January 1, 2012 - May 31, 2012

Templeton Income Trust:
Templeton Global Bond Fund	January 1, 2012 - May 31, 2012
Templeton Global Total Return Fund	January 1, 2012 - May 31, 2012
Templeton International Bond Fund	January 1, 2012 - May 31, 2012

Franklin Custodian Funds:
Franklin DynaTech Fund	January 1, 2012 - May 31, 2012
Franklin Growth Fund	January 1, 2012 - May 31, 2012
Franklin Income Fund	January 1, 2012 - May 31, 2012
Franklin U.S. Government Securities Fund	January 1, 2012 - May 31, 2012
Franklin Utilities Fund	January 1, 2012 - May 31, 2012

Franklin Strategic Mortgage Portfolio	January 1, 2012 - May 31, 2012

Franklin Investors Securities Trust:
Franklin Adjustable U.S. Government Securities Fund	January 1, 2012 - May 31, 2012
Franklin Balanced Fund	January 1, 2012 - May 31, 2012
Franklin Convertible Securities Fund	January 1, 2012 - May 31, 2012
Franklin Equity Income Fund	January 1, 2012 - May 31, 2012
Franklin Floating Rate Daily Access Fund	January 1, 2012 - May 31, 2012
Franklin Limited Maturity U.S. Government Securities Fund	January 1, 2012 - May 31, 2012
Franklin Low Duration Total Return Fund	January 1, 2012 - May 31, 2012
Franklin Total Return Fund	January 1, 2012 - May 31, 2012

Franklin Templeton Global Trust:
Franklin Templeton Hard Currency	January 1, 2012 - May 31, 2012

Franklin Templeton International Trust:
Franklin India Growth Fund	January 1, 2012 - May 31, 2012
Franklin Templeton Global Allocation Fund	January 1, 2012 - May 31, 2012
Franklin World Perspectives Fund	January 1, 2012 - May 31, 2012

Franklin Value Investors Trust:
Franklin All Cap Value Fund	January 1, 2012 - May 31, 2012
Franklin Balance Sheet Investment Fund	January 1, 2012 - May 31, 2012
Franklin Large Cap Value Fund	January 1, 2012 - May 31, 2012
Franklin MicroCap Value Fund	January 1, 2012 - May 31, 2012
Franklin MidCap Value Fund	January 1, 2012 - May 31, 2012
Franklin Small Cap Value Fund	January 1, 2012 - May 31, 2012

Templeton Developing Markets Trust	January 1, 2012 - May 31, 2012

Franklin Templeton Fund Allocator Series:
Franklin Templeton 2015 Retirement Target Fund	January 1, 2012 - May 31, 2012
Franklin Templeton 2025 Retirement Target Fund	January 1, 2012 - May 31, 2012
Franklin Templeton 2035 Retirement Target Fund	January 1, 2012 - May 31, 2012
Franklin Templeton 2045 Retirement Target Fund	January 1, 2012 - May 31, 2012
Franklin Templeton Conservative Allocation Fund	January 1, 2012 - May 31, 2012
Franklin Templeton Corefolio Allocation Fund	January 1, 2012 - May 31, 2012
Franklin Templeton Founding Funds Allocation Fund	January 1, 2012 - May 31, 2012
Franklin Templeton Growth Allocation Fund	January 1, 2012 - May 31, 2012
Franklin Templeton Moderate Allocation Fund	January 1, 2012 - May 31, 2012
Franklin Templeton Multi-Asset Real Return Fund	December 19, 2011 - May 31, 2012

Franklin Templeton Variable Insurance Products Trust:
Franklin Flex Cap Growth Securities Fund	January 1, 2012 - May 31, 2012
Franklin Large Cap Value Securities Fund	January 1, 2012 - May 31, 2012
Franklin Rising Dividends Securities Fund	January 1, 2012 - May 31, 2012
Franklin Small Cap Value Securities Fund	January 1, 2012 - May 31, 2012
Franklin Small-Mid Cap Growth Securities Fund	January 1, 2012 - May 31, 2012
Franklin Strategic Income Securities Fund	January 1, 2012 - May 31, 2012
Franklin Templeton VIP Founding Funds Allocation Fund	January 1, 2012 - May 31, 2012
Templeton Developing Markets Securities Fund	January 1, 2012 - May 31, 2012
Templeton Foreign Securities Fund	January 1, 2012 - May 31, 2012

Templeton Dragon Fund, Inc.	January 1, 2012 - May 31, 2012

Templeton Institutional Funds:
Foreign Equity Series	January 1, 2012 - May 31, 2012
Emerging Markets Series	January 1, 2012 - May 31, 2012